EXHIBIT 99.1

Student Transportation Inc. Wins Largest Contract in Company History

New Propane-Powered School Bus Fleet in Omaha Will be Largest in Nation, Reduce Omaha's Carbon Footprint

WALL, N.J., Dec. 18, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc.(STI) (TSX:STB) (Nasdaq:STB), and its subsidiary Student Transportation of America, Inc. (STA) today announced that the company has secured the largest transportation agreement in its history to serve the Omaha and Millard Public Schools in Nebraska. Under the contract with the Metropolitan Omaha Education Consortium (MOEC) Interlocal Transportation Association, the company will provide approximately 530 vehicles including over 400 new fuel-efficient propane-powered vehicles, making it the nation's largest propane-powered school bus fleet.

The contract, which begins in August 2013, is the first major contract win for the company's 2014 fiscal year and will add revenues of approximately $25 million a year for the potential six-year agreement. The company will open at least three facilities in the Greater Omaha area to service the contract and expects options to renew the revenue contract for future years after the initial six-year term. The company plans to offer all current employees opportunities to continue with STA.

Blue Bird Corporation will manufacture the over 400 environmentally friendly buses equipped with ROUSH CleanTech liquid propane autogas fuel system technology. IC Bus, a division of Navistar, will supply additional vehicles to fulfill the contract.

STI Chairman and CEO Denis J. Gallagher said the company has been working closely with the nation's leading manufacturers and suppliers to develop ways to increase alternative fuels into its fleet. "Domestically-produced, clean-burning propane autogas is a perfect fit for school fleets with up to 30% less greenhouse emissions," he said. "By running propane-powered buses, Omaha Public Schools can reduce their carbon dioxide emissions by 2,310,469 lbs. per year, significantly lowering the school district's carbon footprint, which was its goal for the coming year."

Propane sales currently contribute more than $122 million to Nebraska's economy alone.

The Company said it will also work closely with the district in developing new ways to improve technology in routing and scheduling, state-of-the-art driver training programs, managerial development, and improved communication programs for schools and parents regarding transportation issues.

STA's existing customers eagerly recommended the Company for their quality of service, which was a key factor in the decision process to award the contract, Gallagher said.

"This large deployment is the catalyst that alternate fuels needed to become a viable and reliable fuel source for school transportation," said Gallagher. "We have been leaders in this area and have been pushing and working with our manufacturers to have a final product that can lower greenhouse emissions and lower costs at the same time. We wanted a large project to roll out our initiative in this area so school districts around the country can see there is a better way to transport children to school with a lower cost of operation. With or without the 'fiscal cliff', schools across North America need financial solutions and new ideas. It shouldn't take a crisis or cliff to make educators realize their business is education. We have tremendous access to low-cost capital and leasing; we have tremendous expertise in school bus operations; and we have hundreds of customers who are our greatest salespeople. It's time for the 10,000 school districts that still own and operate their fleets to call us and see how we can help. School bus fleets in America are getting older and less fuel-efficient. New vehicles require capital but create jobs in manufacturing this country desperately needs. We have access to that capital and are prepared to purchase school district owned fleets for cash and invest those dollars back in education and provide new, safe, innovative and technologically advanced ways to transport children to school. The time is now."

The Company previously stated it has already increased year-over-year revenues for 2013 by 15 percent and expects similar growth for fiscal 2014. The additional revenues and cash flows will be accretive to the Company's earnings in fiscal 2014 and help to significantly reduce its projected payout ratio and improve margins.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,300 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: MEDIA CONTACT:
         Lynette Viviani
         973-534-1004
         lviviani@ridesta.com

         INVESTOR CONTACT:
         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com